State of Delaware
Secretary of State
Division of Corporations
Delivered 04:50 PM 12/15/2011
FILED 04:14 PM 12/15/2011
SRV 111298852 - 4672107 FILE

CERTIFICATE OF DESIGNATION OF PIMI AGRO CLEANTECH, INC. SERIES A PREFERRED STOCK

Pimi Agro Cleantech, Inc., a Delaware corporation (the "Corporation"), hereby certifies that the following resolution has been duly adopted by the Board of Directors of the Corporation:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation by the provisions of the Certificate of Incorporation of the Corporation (as amended, the "Certificate of Incorporation"), there hereby is created, out of the 10,000,000 shares of Preferred Stock, par value $0.01 per share, of the Corporation authorized in Paragraph 4 of the Certificate of Incorporation, (the "Preferred Stock"), a series of the Preferred Stock of the Corporation consisting of 60,000 shares, which series shall have the following powers, designations, preferences and relative, participating, optional and other rights, and the following qualifications, limitations and restrictions:

1. Designation and Amount.

This series of Preferred Stock shall be designated "Series A Preferred Stock" and the authorized number of shares constituting such series shall be 60,000. The par value of the Series A Preferred Stock shall be $0.01 per share. Shares of the Series A Preferred Stock shall have a stated value of Ten Dollars ($10.00) per share (the "Stated Value").

2. Dividends.

The holders of shares of Series A Preferred Stock shall be entitled to receive dividend cash payments of 9% per annum, not compounded and, subject to conversion of such preferred stock, as set forth herein, payable in quarterly installments.

3. Conversion Rights.

(a) Upon the closing of the Corporation's next round of financing, provided such closing occurs within twelve (12) months following the execution of the subscription agreement in which holders receive the Series A Preferred Stock, and further subject to minimum proceeds of Two Million Dollars ($2,000,000) being raised in such investment (the "Next Round of Financing"), the Series A Preferred Stock shall automatically be converted into fully paid, nonasseable shares of Common Stock, $0.01 par value per share, of the Corporation. The number of such Conversion Shares shall be determined by dividing the investment amount of the holder of the Series A Preferred Stock (the "Investment") by either (a) 80% of the closing price per share of the Company's common stock in Next Round of Financing or (b) dividing each holder's Investment amount by $0.80, whichever is lower. In the event that the closing of the Next Round of Financing has not occurred by November 30, 2012, each share of Series A Preferred Stock shall automatically, and without any further action on the part of the holder thereof, be converted into fully paid, nonassesable shares of Common Stock, par value $0.01 per share ("Common Stock"), of the Corporation, reflecting a value of $0.80 per share of Common Stock.

(b) Subject to the provisions of Section 3(a) hereinabove, the holders of shares of the Series A Preferred Stock shall be entitled, at their option and at any time, to convert each share of the Series A Preferred Stock into fully paid, nonassesable share of Common Stock, at a price of $0.80 per share (an "Optional Conversion"). The conversion price shall be adjusted for stock dividends, splits,

combinations and similar events. In order to effect an Optional Conversion, a holder shall: (i) deliver to the Corporation a duly executed notice of conversion ("Notice of Conversion") and (ii) surrender or cause to be surrendered the original certificates representing the Series A Preferred Stock being converted (the "Preferred Stock Certificates"), as soon as practicable thereafter to the Corporation. The Corporation shall not be obligated to issue shares of Common Stock upon a conversion unless the Preferred Stock Certificates are delivered to the Corporation as provided above. Upon the surrender of Preferred Stock Certificates, the Corporation (itself, or through its transfer agent) shall, no later than the third business day following the date of such surrender, issue and deliver (i.e., deposit with a nationally recognized overnight courier service postage prepaid) to the holder or its nominee (i) that number of shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock being converted and (ii) a certificate representing the number of shares of Series A Preferred Stock not being converted, if any.

4. Preferences on Liquidation.

Subject to the provisions of Section 6 below, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of the Series A Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, an amount equal to Ten Dollars ($10.00) per share.

5. Voting Rights.

Except as otherwise required by law or by the Certificate of Incorporation and except as set forth in Section 7(b) below, the outstanding shares of Series A Preferred Stock shall vote together with the shares of Common Stock of the Corporation as a single class.

6. Negative Covenants.

The Corporation will not, by amendment of the Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Incorporation and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of the Series A Preferred Stock against impairment.

7. Ranking; Changes Affecting Series A.

(a) The Series A Preferred Stock shall, with respect to distribution rights on liquidation, winding up and dissolution, (i) rank senior to any of the shares of Common Stock of the Corporation, and any other class or series of stock of the Company which by its terms shall rank junior to the Series A Preferred Stock, and (ii) rank junior to any other series or class of preferred stock of the Corporation and any other class or series of stock of the Corporation which by its term shall rank senior to the Series A Preferred Stock.

(b) So long as any shares of Series A Preferred Stock are outstanding, the Corporation shall not (i) alter or change any of the powers, preferences, privileges or rights of the Series A Preferred Stock, or (ii) amend the provisions of this Section 7; in each case, without first obtaining the approval by vote or written consent, in the manner provided by law, of the holders of at least a majority of

the outstanding shares of Series A Preferred Stock, as to changes affecting the Series A Preferred Stock.

8. Cancellation of Series A Preferred Stock.

All and any shares of Series A Preferred Stock shall be automatically converted to the Common Stock and canceled on November 30, 2012, and, if converted to the Common Stock on the earlier date pursuant to Section 3, the shares so converted shall be canceled on the date of their respective conversion.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by its Chief Executive Officer and Chairman this 5 day of December 2011.

PIMI AGRO CLEANTECH, INC.

/s/ Youval Saly
Youval Saly
Chief Executive Officer